EXHIBIT 23.02

October 15, 2001



Mr. Curtis Ashmos
Locke, Liddell & Sapp LLP
100 Congress Avenue, Suite 300
Austin, TX 78701

Dear Mr. Ashmos:

I, Nathan M. Robnett, hereby consent to the use of our firm name Robnett & Company, C.P.A.'s, P.C., as "independent auditor" and my Independent Auditor's Report dated August 22, 2001 and the Restated Audited Financial Statements of DeMarco Energy Systems of America, Inc. as of June 30, 2001 and 2000, including the respective notes thereto in the SB-2 Filing, as amended by Amendment numbers 1 and 2, to the Securities Exchange Commission.

My consent is limited as described above and is valid until December 31, 2001. Any additional use or use after December 31, 2001 if my name will require my consent in each and every instance.

Sincerely,

/S/ Nathan M. Robnett
Nathan M. Robnett
Robnett & Company, P.C.